SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2008 AUG 28 A 8:

[redacted]

08004575

25 August 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 21 August 2008 which we released to The Stock Exchange of Hong Kong Limited on 21 August 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

PROCESSED
AUG 29 2008
THOMSON REUTERS

Encl

E:\cherry\S'La Asia\Interim\2008\Ann\BM Date\Despatch\ltr to SEC.doc

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

DATE OF BOARD MEETING

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that a meeting of the Board of the Company will be held at 22/F., CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong on Tuesday, 2 September 2008, for the purpose of, amongst other matters, approving the release of the interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and considering the payment of an interim dividend.

On behalf of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 21 August 2008

As at the date of this announcement, the Board of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END